PROPER  GOOD ™

happy spoon. *happy you.*



PROPER GOOD is positioned as a convenient, good-for-you meal option with clean ingredients in flexible transparent packaging - that's ready to eat in 90 seconds.

we're starting with soup, but there are many items we can use this packaging and brand format for, all under the **PROPER GOOD** name.

starting with soup...

252 million
Americans eat packaged soup

182 million
eat more than 2 soups per week

$4 billion
in 2017 US packaged soup sales

6th
most commonly purchased ready to eat item in US

but...

no innovation in decades!

same business models, same pack formats and same sales channels... the top selling items in the US per IRI data:



Campbell's CHUNKY
CLASSIC CHICKEN NOODLE
VEGETABLE CLASSICS
PROGRESSO
TOMATO BASIL
Pacific
organic
Chicken & Wild Rice SOUP
Amy's ORGANIC SOUPS
LENTIL
Campbell's
Healthy Request
Cream of Mushroom
WOLFGANG PUCK
ORGANIC
Free Range Chicken with White & Wild Rice
THE ORIGINAL SOUPMAN
CHICKEN GUMBO soup
Juanita's
Mexican Gourmet
Chicken Chipotle soup
CHUNKY
Chicken Noodle

that's right... billions in sales right here



















PACKAGED SOUPS TODAY ARE LOW QUALITY, INCREDIBLY HIGH IN SODIUM AND ARE SIMPLY NOT APPEALING TO THE MODERN CONSUMER

people are excited about restaurant soups and hot bar soups in natural grocery stores, but they have no better-for-you choices with real & clean ingredients in packaged soup... yet.

PROPER GOOD

transparent stand-up pouch to #seethesoup

striking stand up design & vibrant branding

flexible & lightweight
(no damages and cost efficient shipping)

ambient storage & shipment
(no cold-chain, save $$$)



OPENING ACT

a mix of Keto specific and
classic clean ingredient soups.









PROPER GOOD
chicken & mushroom
soup with bone broth & cream
happy spoon, happy you.
net wt. 12oz
PROPER GOOD
squash & carrot
soup with coconut & turmeric
happy spoon, happy you.
i'm 12oz
PROPER GOOD
creamy red pepper
soup with bone broth & meatballs
happy spoon, happy you.
net wt. 12oz
PROPER GOOD
meatball minestrone
soup with beef bone broth
happy spoon, happy you.
net wt. 12oz



pouch
- new possibilities

- 😊 BPA Free
- 😊 microwave in the pouch
- 😊 ready to eat in 90 seconds
- 😊 transparent, see & feel
- 😊 1 year ambient shelf life
- 😊 90% less freight than a can
- 😊 flexible, no denting
- 😊 cost efficient DTC shipment



product
- all good stuff.

- 😊 Bone Broth based*
- 😊 0g added sugar
- 😊 functional additions such as turmeric & coconut
- 😊 low calorie meal option
- 😊 chunky & thick soups
- 😊 super clean ingredients

for example, our creamy squash & carrot is just 110 calories for the whole pouch, only ingredients: coconut milk, butternut squash, vegetable broth (water, carrots, onions, leek), sweet potatoes, onions, carrots, garlic, potato starch, sea salt, rosemary extract, turmeric, cinammon & white pepper.

*of course, not the vegan ones!

future extensions...



lifestyle specifics



seasonal flavors + summer soups



cuisine focus

proper opportunities here...



tasty soup additions



branded items



PROPER GOOD

???

beyond soup...

we have many items in the pipeline to ensure PROPER GOOD evolves into a platform brand - focused on delicious, convenient and clean ingredient meal solutions in microwavable & BPA Free pouches.

we're laser focused on launching soup right now, but stay tuned for the next category...

a proper good team



Christopher Jane
CEO
(Chief Soup)

Stanford MBA

former co-founder
& CEO of condiment
brand montanamex

($3mm raised, 7 products
to 1000+ stores)



Jennifer Jane
CMO
(Soup Community)

former co-founder
& CMO - led all brand,
marketing, social &
e-commerce for national
product launch and
$100,000s in online sales



Rebecca O'Brien
COO
(Soup Ops)

10+ years experience
with early stage CPG
operations & logistics

built supply chains for
dozens of new to
market items

sales model

primary sales will be Direct-to-Consumer (D2C) with single SKU's, multi-pack & subscription options

EATPROPER GOOD.COM



@eatpropergood



SMS text to re-order

secondary sales via Amazon for brand awareness as well as an initial slow rollout into select non-grocery retailers such as REI and World Market

further detail...

70% not-so gross margin
strong top line $

low MOQs
strong inventory & cash planning

$6.99 per soup
premium but accessible

1 yr ambient
shelf life suitable for all channels

negative cash conversion
strong supplier payment terms, with instant revenue via DTC

website built & ready to launch

fully optimized shopify store with text-to-order, referral campaigns & all best practices from prior successful D2C launches





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a proper thanks
for reading!

to get involved reach out to
chris@eatpropergood.com

